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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 8-A

                For Registration of Certain Classes of Securities
                     Pursuant to Section 12(b) or (g) of the
                         Securities Exchange Act of 1934


                              NEOTHERAPEUTICS, INC.
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             (Exact name of registrant as specified in its charter)


        Delaware                                                  93-0979187
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(State of incorporation                                       (I.R.S. Employer
   or organization)                                          Identification No.)


   157 Technology Drive, Irvine, CA                                 92618
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(Address of principal executive offices)                          (Zip Code)

If this Form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

If this Form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [X]

Securities Act registration statement file number to which this Form relates:
N/A (if applicable)

Securities to be registered pursuant to Section 12(b) of the Act:


Title of each class                               Name of each exchange on which
to be so registered                               each class is to be registered
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       None                                                Not Applicable


Securities to be registered pursuant to Section 12(g) of the Act:


        Rights to Purchase Series B Junior Participating Preferred Stock
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                                (Title of Class)

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Item 1. Description of Registrant's Securities to be Registered

        On December 13, 2000, the Board of Directors of NeoTherapeutics, Inc. (the "Corporation") approved the adoption of a Stockholder Rights Plan and declared a dividend distribution of one Right for each outstanding share of the Corporation's Common Stock to stockholders of record on the close of business on December 28, 2000 (the "Dividend Date"). Each Right will allow the registered holder to purchase from the Corporation a unit consisting of one one-hundredth of a share (a "Unit") of Series B Junior Participating Preferred Stock, par value $.001 per share (the "Preferred Stock"), at a purchase price of $75.00 per Unit, once the Rights become exercisable. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Corporation and U.S. Stock Transfer Corporation, as Rights Agent.

        CERTIFICATES. Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. Subject to extension by the Board of Directors in certain circumstances, the Rights will separate from the Common Stock and a distribution date (the "Distribution Date") will occur upon the earlier of (i) ten (10) days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of twenty percent (20%) or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"); or (ii) ten (10) business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning twenty percent (20%) or more of the outstanding shares of Common Stock. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates; (ii) new Common Stock certificates issued will contain a notation incorporating the Rights Agreement by reference; and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. The firm of Ingalls & Snyder, LLC is excluded from the definition of "Acquiring Person" so long as (i) it is eligible to report its stock ownership on SEC Schedule 13G and (ii) does not hold the stock with a purpose or effect of changing or influencing control of the Corporation. If Ingalls & Snyder, LLC, together with its affiliates and associated persons, becomes the owner of twenty-five percent (25%) or more of the Common Stock of the Corporation then outstanding, then Ingalls & Snyder, LLC shall be deemed to be an Acquiring Person.

        EXPIRATION AND EXERCISE. The Rights are not exercisable until the Distribution Date and will expire at the close of business on December 13, 2010, unless earlier redeemed by the Corporation as described below.

        As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

        "FLIP-IN". In the event that, at any time following the Dividend Date,
(i) the Corporation is the surviving corporation in a merger with an Acquiring Person and its Common Stock is not changed or exchanged; (ii) a Person becomes an Acquiring Person; (iii) an Acquiring Person engages in one or more "self-dealing" transactions as set forth in the Rights Agreement; or (iv) during such time as there is an Acquiring Person, an event occurs which results in such Acquiring Person's ownership interest being increased by more than one-half of one percent (.50%) (e.g., a


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reverse stock split), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Corporation) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

        For example, at an exercise price of $75.00 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $150.00 worth of Common Stock (or other consideration, as noted above) for $75.00. Assuming that the Common Stock had a per share value of $15.00 at such time, the holder of each valid Right would be entitled to purchase ten (10) shares of Common Stock for $75.00.

        PERMITTED OFFER. A tender or exchange offer for all outstanding Common Stock at a price and on terms determined by the Board of Directors prior to the purchase to be adequate and in the best interests of the Corporation and its stockholders (other than the Acquiring Person) is a Permitted Offer under the Rights Agreement. A Permitted Offer does not trigger the right to purchase Common Stock of the Corporation described above in the paragraph captioned "Flip-In."

        "FLIP-OVER". In the event that, at any time following the Stock Acquisition Date, (i) the Corporation is acquired in a merger or other business combination transaction in which the Corporation is not the surviving corporation; or (ii) 50% or more of the Corporation's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

        EXCHANGE FEATURE. At any time after any Person becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Stock, the Board of Directors may exchange the Rights (other than Rights owned by such Person or group which will have become void), in whole or in part, for Common Stock having a value equal to the exercise price (as adjusted) of the Right exchanged (or a combination of cash, property, Common Stock or other securities having an equal value).

        ADJUSTMENT FOR DILUTION. The purchase price payable, and the number of Units of Preferred Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution
(i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock; (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock; or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular cash dividends) or of subscription rights or warrants (other than those referred to above).

        With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments amount to at least 1% of the purchase price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.


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        REDEMPTION. At any time until ten days following the Stock Acquisition
Date, the Corporation may redeem the Rights in whole, but not in part, at a price of $.001 per Right. After the redemption period has expired, the Corporation's right of redemption may be reinstated if an Acquiring Person reduces his beneficial ownership to less than twenty percent (20%) of the outstanding shares of the Common Stock in a transaction or series of transactions not involving the Corporation. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.001 redemption price. Rights are not exercisable while subject to redemption.

        STOCKHOLDER RIGHTS. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Corporation, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Corporation, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Corporation or for common stock of the acquiring company as set forth above.

        AMENDMENTS. Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Corporation prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

Item 2. Exhibits
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       3.1          Certificate of Designation of Rights, Preferences and
                    Privileges of Series B Junior Participating Preferred Stock of NeoTherapeutics, Inc. (included as Exhibit A to the Rights Agreement filed as Exhibit 4.1 hereto).

       4.1 Rights Agreement, dated as of December 13, 2000, between NeoTherapeutics, Inc. and U.S. Stock Transfer Corporation, as Rights Agent, which includes as Exhibit A thereto the form of Certificate of Designation for the Series B Junior Participating Preferred Stock, as Exhibit B thereto the Form of Rights Certificate and as Exhibit C thereto a Summary of Terms of Stockholder Rights Plan.


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                                    SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


Date: December 21, 2000                          NEOTHERAPEUTICS, INC.



                                                 By: /s/ Samuel Gulko
                                                     ---------------------------
                                                         Samuel Gulko,
                                                         Chief Financial Officer




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                                  EXHIBIT INDEX

Exhibit
Number                             Description
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   3.1         Certificate of Designation of Rights, Preferences and Privileges
               of Series B Junior Participating Preferred Stock of NeoTherapeutics, Inc. (included as Exhibit A to the Rights Agreement filed as Exhibit 4.1 hereto).

   4.1 Rights Agreement, dated as of December 13, 2000, between NeoTherapeutics, Inc. and U.S. Stock Transfer Corporation, as Rights Agent, which includes as Exhibit A thereto the form of Certificate of Designation for the Series B Junior Participating Preferred Stock, as Exhibit B thereto the Form of Rights Certificate and as Exhibit C thereto a Summary of Terms of Stockholder Rights Plan.